Shinhan Financial Group to sell its ownership shares in SH&C

On April 23, 2009, Shinhan Financial Group has signed a contract in which the group agreed to sell its currently held 4,700,001 SH&C shares, a 50% + 1 owned insurance subsidiary, to BNP Paribas Assurance and Shinhan Bank, the group’s 100% owned bank subsidiary.

BNP Paribas Assurance, which is an insurance company of our strategic partner BNP Paribas Group, will acquire 3,290,002 shares for KRW 23,000 million, while Shinhan Bank will acquire 1,409,999 shares for KRW 7,260 million.

The transaction will take place during the first half of 2009 subject to the approval of the Financial Service Commission.